VOLKSWAGEN AG

and

BALLARD POWER SYSTEMS INC.

TDA AMENDING AGREEMENT

as of

February 11, 2015

TABLE OF CONTENTS

Article 1
INTERPRETATION

Article 2
EXTENSION OF VW PROGRAM PLAN

Article 3
TRANSFERRED BALLARD CORE KNOW-HOW

Article 4
POSSIBLE SUPPLY BY BALLARD

Article 5
MISCELLANEOUS

TDA AMENDING AGREEMENT

This TDA Amending Agreement is made effective as of February 11, 2015

BETWEEN:

VOLKSWAGEN AG, a company existing under the laws of the Federal Republic of Germany

("**VW**")

AND:

BALLARD POWER SYSTEMS INC., a company existing under the laws of Canada

("**Ballard**")

WHEREAS VW and Ballard entered into the **TDA** in connection with the acquisition by VW from Ballard of relevant **Fuel Cell** technology to be developed by Ballard, all on the terms and conditions set out in the **TDA**;

WHEREAS Ballard has entered into the **TPPA** pursuant to which it acquired certain **Patent Rights** and **Know-How** relating to **Fuel Cells**;

WHEREAS AUDI AG ("Audi") is acquiring for its benefit and the benefit of its Affiliates the **Transferred IP Assets** and is licensing the **Transferred IP Assets** back to Ballard, all as contemplated in the **TLA**;

WHEREAS in connection with the transactions contemplated in the **TLA**, Ballard and VW have agreed to amend the **TDA** to provide for: (a) the transfer of the **Transferred Ballard Core Know-How** by Ballard to VW; (b) a **Change** to the **VW Program Plan** that will extend the Term of the TDA by two years and increase the **Estimated Program Costs** by $39 million; and (c) to extend the notice period upon which VW may terminate the **TDA** for convenience from one year to two years;

NOW THEREFORE in consideration of the mutual covenants and agreements herein contained and of other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged by each of the parties hereto, the parties hereto hereby agree as follows:

Article 1
INTERPRETATION

Section 1.1 Defined Terms

As used in this **Agreement**, the following terms have the following meanings:

"**Agreement**" means this TDA Amending Agreement (including the schedules hereto) as the same may be supplemented or amended from time to time.

"**Development**" means the next stage in the development process following research.

"**Parties**" means VW and Ballard.

"**TDA**" means the Technology Development Agreement dated as of March 1, 2013 between Ballard and VW.

"**TLA**" means the Transfer and License Agreement dated the date hereof between Ballard and Audi.

"**TPPA**" means the Technology Portfolio Purchase Agreement dated April 24, 2014 between Ballard and **UTC**.

"**Transferred Ballard Core Know-How**" means that portion of the **Ballard Core Know-How** describing [further description of know-how redacted]

"**Transferred IP Assets**" means the **Patent Rights** being transferred by Ballard to Audi pursuant to the **TLA**.

"**UTC**" means United Technologies Corporation.

"**UTC Know-How**" means all of the **Know-How** acquired by Ballard from **UTC** pursuant to the **TPPA** [further description of know-how redacted]

Any other capitalized terms used but not defined herein have the meanings ascribed thereto in the **TDA**.

Section 1.2 Gender and Number

Any reference in this **Agreement** to gender includes all genders. Words importing the singular number only include the plural and vice versa.

Section 1.3 Headings, etc.

The provision of a table of contents, the division of this **Agreement** into Articles, Sections and other subdivisions and the insertion of headings are for convenient reference only and do not affect its interpretation.

Section 1.4 Bold Face and Defined Terms

This **Agreement** sets out or purports to set out all **Defined Terms** in Section 1.1 in bold-face type throughout the text of the **Agreement**. To the extent that any **Defined Term** is not set out in bold face, it shall nonetheless be considered to be, and shall be interpreted as being, a **Defined Term** and shall be given the meaning set out in Section 1.1.

Article 2
EXTENSION OF VW PROGRAM PLAN

Section 2.1 Amendment of the VW Program Plan

The **Parties** acknowledge and agree that it is their mutual intention to add to or change the **Work** under the **VW Program Plan** as follows:

(1) the **Estimated Program Costs** for the **VW Program Plan** are hereby increased by [specific amount redacted]; a breakdown of the amended **Estimated Program Costs** will be set out in the amended **VW Program Plan.**

(2) the timetable for the **VW Program Plan** is hereby extended by a period of two years from the current expiry of February 2017 to a new expiry of February 2019; and

(3) during the period following the effective date of this **Agreement** and prior to July 30, 2016, VW will be entitled to identify specific **Work** and other elements that will be added to or changed in the **VW Program Plan**, using the streamlined change management process described in Section 2.2 below, provided that:

(a) the additional or changed **Work**, using the current **Labour Fees** and other rates set out in the **TDA**, does not increase the costs and expenses of completing the **VW Program Plan** by more than [specific amount redacted]; and

(b) the time required by Ballard to complete the additional or changed **Work**, as estimated by Ballard in its good faith judgment, does not exceed two years.

The **Parties** agree to work co-operatively and reasonably together in this amendment of the **VW Program Plan** with a view to having it agreed to in writing by each of the **Parties** through their respective **Lead Representatives** no later than July 29, 2016, at which time such extended **VW Program Plan** as attached as <u>Schedule B</u> will supersede and replace the current **VW Program Plan.**

Section 2.2 Change Management Process for Amendment of the VW Program Plan

(1) VW will be entitled to identify specific **Work** and other elements that will be added to or changed in the **VW Program Plan** by submitting a **Change Order Request** to Ballard setting out, in sufficient detail to satisfy Ballard, acting reasonably, the nature of the proposed **Change.**

(2) Ballard will respond in writing to a **Change Order Request** within ten (10) **Business Days** of its receipt by:

(i) accepting the proposed **Change**; or

(ii) notifying VW in writing that it has determined that the proposed **Change** does not meet the requirements of Section 2.1(3), in which case the matter will be referred to the **Advisory Committee** for

determination. If the **Advisory Committee** does not make a determination within twenty (20) **Business Days** after the date of submission of the disputed matter to the **Advisory Committee**, the dispute will be resolved by dispute resolution as provided in Article 13 of the TDA.

(3) All **Change Order Requests** must identify the Article, Section, Schedule or other part of the TDA and **VW Program Plan** that will be affected by the proposed **Change**. Once a **Change Order Request** is accepted, the affected Article, Section, Schedule or other part of the TDA or **VW Program Plan** will be deemed to be amended accordingly.

Section 2.3 Application of Article 3 of the TDA

For the sake of clarification, the **Parties** acknowledge and agree that Article 3 of the **TDA** will continue to apply with regard to the **VW Program Plan** as amended under Section 2.1 above.

Section 2.4 Consequential Amendments

The **Parties** acknowledge and agree that

(1) The **Term** of the **TDA** is hereby extended for a period of two years, without affecting VW's rights under section 10.2 of the **TDA** to further extend the **Term** of the **TDA**. To reflect the foregoing amendment, the words "February 28, 2017" set out in section 10.1 of the **TDA** are hereby replaced with the words "February 28, 2019".

(2) The notice period, or payment in lieu thereof, to which Ballard is entitled upon termination of the **TDA** for convenience by VW is hereby extended from 12 **Months** to 24 **Months**. To reflect the foregoing amendment, the words "twelve (12) months" set out in section 10.3(d)(i) of the **TDA** are hereby replaced with the words "twenty-four (24) **Months**".

Article 3
TRANSFERRED BALLARD CORE KNOW-HOW

Section 3.1 Transfer of Know-How

In order to provide for the transfer of the **Transferred Ballard Core Know-How** to VW, the **TDA** is hereby amended as follows:

(1) By adding the definitions of **Development** and **Transferred Ballard Core Know-How**, each as set out above, in alphabetical order, into section 1.1 of the TDA.

(2) By adding the following as a new section 8.17:

"**Section 8.17 – Transfer of Know-How**

Ballard hereby agrees to transfer to VW the **Transferred Ballard Core Know-How** as soon as practical following [specific date and conditions redacted]. The foregoing transfer shall be effected by Ballard delivering to VW within ten (10) **Business Days** following receipt of such **Notice**, [specific date and conditions redacted], documentation containing the **Transferred Ballard Core Know-How**. Other than delivering such documentation to VW and, at VW's request, answering any specific questions VW may have relating to the data files comprising the **Transferred Ballard Core Know-How** (which answers need not disclose any information regarding portions of the **Ballard Core Know-How** that are not included in the **Transferred Ballard Core Know-How**), Ballard will have no obligation to train or explain the **Transferred Ballard Core Know-How** to VW."

(3) By adding the following as a new section 8.18:

"**Section 8.18 – Restrictions on Use of Transferred Ballard Core Know-How**

[restrictions on use of know-how redacted]

Section 3.2 Effect on Article 8 of the TDA

The **Parties** acknowledge and agree that:

(1) the **Transferred Ballard Core Know-How** constitutes part of the **Ballard Core Know-How** and as a result, other than the disclosure and permitted use thereof described above, Ballard has no further obligation to VW in respect of the disclosure to, or use by, VW of any **Ballard Core Know-How**; and

(2) this Agreement has no impact of the treatment of **Arising IP** (as defined in the TDA), that will continue to be dealt with as specified in Section 8.4 of the TDA.

Section 3.3 No Limitation on Ballard Use of Transferred Ballard Core Know-How

The Parties acknowledge and agree that Ballard, both before and after transfer thereof to VW, continues to own and is entitled to use or disclose the **Transferred Ballard Core Know-How** without restriction or limitation.

Article 4
POSSIBLE SUPPLY BY BALLARD

[conditions to possible supply arrangement redacted]

Article 5
MISCELLANEOUS

Section 5.1 Confirmation of TDA

The **Parties** acknowledge and agree that, other than as amended herein, the TDA continues in full force and effect, unamended.

Section 5.2 Notices

Any notice required to be given regarding the matters contemplated by this **Agreement** (a "**Notice**") must be in writing, sent by e-mail, mail, personal delivery, courier or facsimile and addressed as follows:

[contact information redacted]

A **Notice** is deemed to be given and received (i) if sent by mail, on the third **Business Day** following the date of mailing, if the date of mailing is a **Business Day** and the mailing was effected before 4:00 p.m. (local time in the place of mailing), (ii) if sent by e-mail, personal delivery or courier, on the date of delivery if it is a **Business Day** and the delivery was made before 4:00 p.m. (local time in the place of receipt) and otherwise on the next **Business Day**, or (iii) if sent by facsimile, on the **Business Day** following the date of confirmation of transmission by the originating facsimile. A **Party** may change its address for service from time to time by providing a **Notice** in accordance with the foregoing. Any subsequent **Notice** must be sent to the **Party** at its changed address. Any element of a **Party's** address that is not specifically changed in a **Notice** will be assumed not to be changed. Sending a copy of a **Notice** to a **Party's** legal counsel as contemplated above is for information purposes only and does not constitute delivery of the **Notice** to that **Party**. The failure to send a copy of a **Notice** to legal counsel does not invalidate delivery of that **Notice** to a **Party**. The **Party** sending any **Notice** has the burden of proving delivery and receipt of any such **Notice**.

Section 5.3 Further Assurances

The **Parties** further covenant and agree that they will execute such further agreements, assurances, papers and documents and perform or cause to be done and performed such further and other acts and things that may be necessary or desirable from time to time in order to give full effect to this **Agreement** and every part hereof.

Section 5.4 Entire Agreement

[reference to prior agreements redacted] this **Agreement** constitutes the entire agreement between the **Parties** with respect to the transactions contemplated by this **Agreement** and supersedes all prior agreements, understandings, negotiations and discussions, whether oral or written, of the **Parties** with respect to such transactions [reference to prior agreements redacted]. There are no representations, warranties, covenants, conditions or other agreements, express or implied, collateral, statutory or otherwise, including implied warranties or conditions of merchantability or fitness for a particular purpose, between the **Parties** in connection with the subject matter of this **Agreement**, except as specifically set forth in this **Agreement**. The **Parties** have not relied and are not relying on any other information, discussion or understanding in entering into and completing the transactions contemplated by this **Agreement**.

Section 5.5 Successors and Assigns

(1) This **Agreement** becomes effective when executed by all of the **Parties**. After that time, it will be binding upon and enure to the benefit of the **Parties** and their respective successors, legal representatives and permitted assigns.

(2) Neither this **Agreement** nor any of the rights or obligations under this **Agreement**, including any right to payment, may be assigned or transferred, in whole or in part, by any **Party** without the prior written consent of the other **Party**, which consent will not be unreasonably withheld. Any purported assignment or transfer without such written consent will be null and void and of no legal effect.

Section 5.6 Governing Law

This **Agreement** is governed by, and will be interpreted and construed in accordance with, the laws of the Province of British Columbia, and the laws of Canada applicable therein, including with respect to any issue as to choice of law or attornment to any jurisdiction. It is the intent of the **Parties** that the laws of British Columbia apply in all circumstances notwithstanding any applicable legislation, rule, interpretation, custom or practice of or in British Columbia relating to the choice or conflicts of laws, or to the attornment by any **Party** to any particular jurisdiction, that would oust, preclude, or otherwise limit the right of the **Parties** to interpret this **Agreement** under the laws of British Columbia.

Section 5.7 Counterparts

This **Agreement** may be executed in any number of counterparts, each of which is deemed to be an original, and such counterparts together constitute one and the same instrument. Transmission of an executed signature page by facsimile, e-mail or other electronic means is as effective as a manually executed counterpart of this **Agreement**.

[Remainder of page intentionally left blank. Signature page(s) follow.]

The **Parties** have duly executed this **Agreement**.

VOLKSWAGEN AG

By: ______________________________

Name: Dr. Ingo Drescher
Title: Manager Fuel Cell Research
Execution Date: February 11, 2015

By: ______________________________

Name: John-Hendrik Petersen
Title: Senior Manager M&A
Execution Date: February 11, 2015

BALLARD POWER SYSTEMS INC:

By: ______________________________

Randall MacEwen
President and CEO
Execution Date: February 11, 2015

By: ______________________________

Kerry Hillier
General Counsel
Execution Date: February 11, 2015

Schedule A: Transferred Ballard Core Know-How

[disclosure schedule redacted]

Schedule B: Amended VW Program Plan

[disclosure schedule redacted]